Publication of an inside information according to Article 17 para. 1 of the Regulation (EU) No 596/2014

Planegg/Munich, Germany, March 10 2022

Ad hoc: MorphoSys AG reports non-cash impairment charge of approx. € 231 million on goodwill after consolidation of research and discovery functions; corresponding increase of Group operating expenses in 2021

MorphoSys AG (FSE: MOR; NASDAQ: MOR) announces today that it will account for a non-cash impairment charge on goodwill in the amount of approximately € 231 million. This write-down results from the consolidation of the Company’s research and discovery activities after the acquisition of Constellation Pharmaceuticals, Inc. (“Constellation”). MorphoSys decided to focus its research activities on the most advanced programs and to centralize all laboratory activities at its German research hub in Planegg, Germany. Consequently, all US-based activities relating to discovery biology and drug discovery departments were discontinued. Therefore, early pipeline projects cannot be realized anymore and the expected cash flows from these projects will not materialize accordingly. Since the early pipeline was part of the goodwill resulting from the acquisition of Constellation, an impairment test was performed based on the latest cash flow projections, which triggered an impairment charge on the goodwill in the amount of € 231 million.
The write-down has no cash effect and will impact Group operating expenses for the fourth quarter of the year 2021. The write-down of € 231 million will be additive to the Group operating expenses which will be published on March 16, 2022 along with the full results for the fourth quarter and full year 2021.

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END OF AD HOC RELEASE

About MorphoSys:
At MorphoSys, we are driven by our mission to give more life for people with cancer. As a global commercial-stage biopharmaceutical company, we use groundbreaking science and technologies to discover, develop, and deliver innovative cancer medicines to patients. MorphoSys is headquartered in Planegg, Germany, and has its U.S. operations anchored in Boston, Massachusetts. To learn more, visit us at www.morphosys.com and follow us on Twitter and LinkedIn.

Forward Looking Statements
This communication contains certain forward-looking statements concerning the MorphoSys group of companies. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys' results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that MorphoSys' expectations may be incorrect, the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements, MorphoSys' reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys' Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

For more information, please contact:

Dr. Julia Neugebauer
Senior Director Investor Relations
Tel: +49 (0)89 / 899 27 179
julia.neugebauer@morphosys.com

Myles Clouston
Senior Director Investor Relations
Tel: +1 857-772-0240
myles.clouston@morphosys.com